UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Keating Capital, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

(none)

 (CUSIP Number)

Michael Katz
28 Old Brompton Road, Suite 919
London, United Kingdom SW7 355
+44 (20) 7376 3181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael Katz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power 40,000 (see Item 5)
Shares Beneficially
Owned	8.	Shared Voting Power 0
By Each
Reporting	9.	Sole Dispositive Power 40,000 (see Item 5)
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

40,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 7.14%

14.	Type of Reporting Person (See Instructions) IN

(1) Represents 40,000 shares that are owned by Michael Katz.

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Keating Capital, Inc., a Maryland corporation, whose principal executive offices are located at 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111 (the “Issuer”). The Reporting Person (as defined hereafter) is making a filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

This Schedule 13D is being filed by Mr. Michael Katz, a citizen of the United Kingdom (the “Reporting Person”). The Reporting Person’s principal business is as a private investor and is located at 28 Old Brompton Road, Suite 919, London, United Kingdom SW7 355.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable. This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10 on January 20, 2009.

Item 4. Purpose of Transaction

This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10 on January 20, 2009.

Item 5. Interest in Securities of the Issuer

Pursuant to Rule 13d-3(a), at the close of business on January 20, 2009, Michael Katz may be deemed to be the beneficial owner of 40,000 shares of the Common Stock, which constitutes 7.14% of the 569,900 shares of the Common Stock outstanding on January 20, 2009. Michael Katz directly has the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Transactions effected in the last 60 days: Not Applicable

Other than as set forth above, the Reporting Person named herein is not the beneficial owner of any other shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

Not Applicable.

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SIGNATURE
After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2009

MICHAEL KATZ

/s/ Michael Katz
Michael Katz

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